# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PELTHOS THERAPEUTICS INC., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Suite 110, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0000886163
Persons authorized to receive notices and communications: Todd C. Davis, CEO, Ligand Pharmaceuticals Incorporated, 555 Heritage Drive, Suite 200, Jupiter, Florida (FL), 33458, (858) 550-7500

## Reporting persons
- Ligand Pharmaceuticals Incorporated (CIK 0000886163): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 4,927,868; shared voting power 0; sole dispositive power 4,927,868; shared dispositive power 0; aggregate amount beneficially owned 4,927,868 (49.9% of the class)
  Comment: (1) Includes 1,500,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), and 34,278.681 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"). The Reporting Person may not convert any of the Series A Preferred Stock held by the Reporting Person to the extent that after giving effect to such conversion, the Reporting Person together with its Attribution Parties (as defined in the certificate of designations) collectively would beneficially own in excess of 49.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: PELTHOS THERAPEUTICS INC.
Address of issuer's principal executive offices: 4020 Stirrup Creek Drive, Suite 110, Durham, North Carolina (NC), 27703
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") of Pelthos Therapeutics Inc. (f/k/a Channel Therapeutics Corporation), a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4020 Stirrup Creek Drive, Suite 110, Durham, NC 27703.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Ligand Pharmaceuticals Incorporated ("Ligand" or the "Reporting Person"), a Delaware corporation.
Residence or business address: The principal business address of Ligand is 555 Heritage Drive, Suite 200, Jupiter, FL 33458. The principal business addresses of the directors and executive officers of the Reporting Person are set forth in Exhibit 1 to this Schedule 13D.
Present principal occupation or employment: The principal business of Ligand is developing or acquiring royalty generating assets in the pharmaceutical industry. The principal occupations of the directors and executive officers of the Reporting Person are set forth in Exhibit 1 to this Schedule 13D.
Criminal convictions in the last five years: Neither the Reporting Person nor any person listed in Exhibit 1 to this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Ligand nor any person named in Exhibit 1 have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of Ligand is set forth on Exhibit 1 hereto and is herein incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 27, 2023, Ligand acquired certain assets of Novan, Inc. ("Novan"), after providing debtor-in-possession financing to Novan in its bankruptcy case under Chapter 11 of the U.S. Bankruptcy Code. All assets and liabilities acquired by Ligand in the Novan acquisition were held by LNHC, Inc. ("LNHC"), a wholly owned subsidiary of Ligand.

On April 16, 2025, the Issuer, CHRO Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the "Merger Sub"), and LNHC, and solely for the purposes of Article III thereof, Ligand, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub agreed to merge with and into LNHC, with LNHC continuing as a wholly-owned subsidiary of the issuer and the surviving corporation of the merger (the "Merger").

On April 16, 2025, in connection with the Merger Agreement, Ligand and other unrelated investors entered into a Securities Purchase Agreement with LNHC and the Issuer (the "Purchase Agreement"), pursuant to which Ligand purchased 18,000 shares of Series A Preferred Stock from the Issuer at a purchase price of $18.0 million (the "PIPE Financing"). The cash purchase price was reduced in part by the cancellation of approximately $12.7 million in bridge notes that Ligand had advanced to LNHC since the beginning of 2025 to support the commercial launch of ZELSUVMI. Ligand obtained the funds for the purchase of the Series A Preferred Stock from its working capital.

On July 1, 2025, the Issuer completed the PIPE Financing and the Merger. Ligand purchased 18,000 shares of Series A Preferred Stock in the PIPE Financing. Ligand received 31,278.681 shares of Series A Preferred Stock in the Merger as consideration for its LNHC shares. The combined company began operating under the name Pelthos Therapeutics Inc. ("Pelthos") on July 1, 2025.

Each share of Channel Series A Preferred Stock is convertible into 100 shares of Channel Common Stock (after giving effect to the one-for-ten reverse stock split effected on July 1, 2025). At the closing, Ligand immediately converted 15,000 shares of Series A Preferred Stock into 1,500,000 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
On the Closing Date, Todd C. Davis, who serves as the Chief Executive Officer and as a director of Ligand, and Richard Baxter, who serves as Senior Vice President, Investment Operations, of Ligand, were elected to the Board of Directors of the Issuer. As directors of the Issuer, Messrs. Davis and Baxter may have the ability to affect and influence control of the Issuer until such time of their resignation.

General

Ligand acquired the securities described in this Schedule 13D in connection with the closing of the PIPE Financing and the Merger and intend to review their investments in the Issuer on a continuing basis. Any actions Ligand might undertake may be made at any time and from time to time without prior notice and will be dependent upon Ligand's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Ligand may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Ligand may engage in discussions with management, the Issuer's board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, Ligand may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Ligand may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Ligand will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, Ligand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Ligand may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Ligand beneficially owns, in the aggregate, 1,500,000 shares of Common Stock, constituting approximately 49.5% of the Common Stock outstanding. Ligand beneficially owns, in the aggregate, 34,278.681 shares of Series A Preferred Stock, constituting approximately 59.5% of the Series A Preferred Stock outstanding.

Each share of Channel Series A Preferred Stock is convertible into 100 shares of Channel Common Stock (after giving effect to the one-for-ten reverse stock split effected on July 1, 2025).The Reporting Person may not convert any of the Series A Preferred Stock held by the Reporting Person to the extent that after giving effect to such conversion, the Reporting Person together with its Attribution Parties (as defined in the certificate of designations) collectively would beneficially own in excess of 49.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

The aggregate percentages of Common Stock reported owned by Ligand is based upon 3,029,501 shares of Common Stock outstanding and the aggregate percentages of Series A Preferred Stock reported owned by Ligand is based upon 57,568.68 shares of Series A Preferred Stock outstanding, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Ligand has sole voting and sole dispositive power with respect to all of the shares of Common Stock and Series A Preferred Stock that it beneficially owns.

Holders of Series A Preferred Stock are entitled to receive notice of and vote at all shareholder meetings alongside holders of Common Stock, voting together as a single class, provided, that Ligand will be deemed to have waived any voting rights such that the aggregate voting rights of any Common Stock beneficially owned by Ligand and/or any of its Attribution Parties, collectively, on any record date shall not exceed 49.9%. As a result, Ligand's ownership of Series A Preferred Stock and Common Stock does not represent more than 49.9% of the aggregate voting power of the Issuer's Series A Preferred Stock and Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, Ligand has not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Ligand is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

As contemplated by the Purchase Agreement, on July 1, 2025, the Issuer, Ligand and the other investors in the PIPE Financing (the "PIPE Investors") entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Issuer agreed to register for resale certain shares of its Common Stock and Series A Preferred Stock held by such investors from time to time, including shares issued in the Merger and in the PIPE Financing.

Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC on or prior to the later of (i) thirty (30) days following the closing of the PIPE Financing and (ii) fifteen (15) calendar days after the due date of the next periodic report required pursuant to Section 13 of the Exchange Act. The Issuer will use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 120 calendar days of the closing of the PIPE Financing (or within 150 calendar days if the SEC reviews the registration statement).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 7 and is incorporated herein by reference.

Lock-Up Agreement

In connection with the closing of the Merger and the PIPE Financing, the Issuer entered into Lock-Up Agreements with certain of its stockholders, directors and executive officers, including Ligand, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or Series A Preferred Stock, from the closing of the Merger until December 31, 2025, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 8 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
1 Information concerning the directors and executive officers of Ligand Pharmaceuticals Incorporated.
2 Agreement and Plan of Merger, dated as of April 16, 2025, by and among Channel Therapeutics Corporation, CHRO Merger Sub Inc., LNHC, Inc. and Ligand Pharmaceuticals
Incorporated (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2025).
3 Merger Agreement Waiver, dated as of July 1, 2025, by and among Channel Therapeutics Corporation, CHRO Merger Sub Inc., LNHC, Inc. and Ligand Pharmaceuticals
Incorporated (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the SEC on July 2, 2025).
4 Securities Purchase Agreement, dated as of April 16, 2025, by and among Channel Therapeutics Corporation, LNHC Inc., and each of the investors thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2025).
5 Amendment No. 1 to Securities Purchase Agreement, dated as of July 1, 2025, by and among Channel Therapeutics Corporation, LNHC Inc., and each of the investors thereto (Incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).
6 Certificate of Designations of Rights and Preferences of the Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.3 to the Issuer's Form 8-K, filed with the
SEC on July 2, 2025).
7 Registration Rights Agreement, dated July 1, 2025, by and among Channel Therapeutics, Inc. and the investors party thereto (Incorporated by reference to Exhibit 10.9 to the
Issuer's Form 8-K, filed with the SEC on July 2, 2025).
8 Lock-Up Agreement (Incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K, filed with the SEC on July 2, 2025).

## Signatures
- Ligand Pharmaceuticals Incorporated: /s/ Octavio Espinoza, Octavio Espinoza, Chief Financial Officer (07/02/2025)